Filed by PAETEC Holding Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McLeodUSA Incorporated

Commission File No.: 0-20763

This filing relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of September 17, 2007, by and among PAETEC Holding Corp. (“PAETEC”), McLeodUSA Incorporated and PS Acquisition Corp., a wholly-owned subsidiary of PAETEC.

* * * *

PAETEC will file with the SEC a registration statement on Form S-4, which will contain a proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PAETEC, MCLEODUSA INCORPORATED AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to PAETEC’s stockholders seeking their approval of PAETEC’s issuance of shares in the transaction and to security holders of McLeodUSA Incorporated. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.

FINAL TRANSCRIPT

Conference Call Transcript

PAET - PAETEC-McLeodUSA Conference Call

Event Date/Time: Sep. 17. 2007 / 11:00AM ET

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FINAL TRANSCRIPT

Sep. 17. 2007 / 11:00AM ET, PAET - PAETEC-McLeodUSA Conference Call

CORPORATE PARTICIPANTS

Thomas Morabito

PAETEC Holding Corp. - VP IR

Arunas Chesonis

PAETEC Holding Corp. - Chairman, CEO

Royce Holland

McLeodUSA - CEO

Keith Wilson

PAETEC Holding Corp. - CFO

EJ Butler

PAETEC Holding Corp. - COO

Joe Ceryanec

McLeodUSA - CFO

CONFERENCE CALL PARTICIPANTS

Frank Louthan

Raymond James & Assoc. - Analyst

Vance Edelson

Morgan Stanley - Analyst

Tim Horan

CIBC World Markets - Analyst

Colby Synesael

Merriman Curhan Ford - Analyst

Greg Kolb

Janco Partners - Analyst

Rai Archibold

Kaufman Brothers - Analyst

Jurgan Usman

Wachovia Securities - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the PAETEC conference call. My name is Danielle and I will be your coordinator for today. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the presentation over to Mr. Thomas Morabito, Vice President of Investor Relations. Please proceed, sir.

Thomas Morabito - PAETEC Holding Corp. - VP IR

Thanks, Danielle. Good morning, everyone, and welcome to today’s call.

By now, you should have seen this morning’s press release announcing PAETEC’s acquisition of McLeodUSA. As a reminder, the release is available on both companies’ Web sites. In addition, we have also posted a slide presentation on both Web sites that we will use to discuss the acquisition.

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FINAL TRANSCRIPT

Sep. 17. 2007 / 11:00AM ET, PAET - PAETEC-McLeodUSA Conference Call

Joining us on today’s call from Cedar Rapids are PAETEC Chairman and CEO Arunas Chesonis; McLeodUSA CEO Royce Holland; and McLeodUSA CFO Joe Ceryanec. Here in Rochester, we also have from PAETEC Chief Financial Officer Keith Wilson and Chief Operating Officer EJ Butler. Following prepared remarks and the presentation by Arunas, Royce, and Keith, all of the executives will be available for the Q&A session.

Before we get started, I need to remind everyone that, in our discussion today, we will be making some forward-looking statements about our expected operating results, our financial position, our business strategy, and other matters relating to our business. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual operating results, financial position, or performance to be materially different from those we express or imply in our forward-looking statements.

We have highlighted some of the more important risks and uncertainties in our press release. For a more detailed discussion, please refer to PAETEC’s filings with the SEC.

We disclaim any obligation to update publicly any of our forward-looking statements.

On today’s call, we will also be referring to certain non-GAAP financial metrics. Information concerning management’s reasons for including these measures and reconciliations to the most comparable GAAP measurements are contained in PAETEC’s and McLeodUSA’s SEC filings and other publicly available information.

Also, in accordance with SEC requirements, I would like to note that PAETEC will file with the SEC a registration statement on Form S-4 that will contain a proxy statement/prospectus regarding the proposed merger transaction between PAETEC and McLeodUSA, as well as other relevant documents concerning the proposed transaction. Investors and security holders are urged to read the proxy statement prospectus for the transaction and other relevant documents when they become available because they will contain important information about PAETEC, McLeodUSA and the proposed transaction.

Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus when available and other documents filed by PAETEC with the SEC at the SEC’s Web site at www.SEC.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s Web site at www.PAETEC.com and also may be obtained without charge by directing your request to PAETEC Holding Corp., 1 PAETEC Plaza, Fairport, New York, 14450, Attention: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in our annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interest in securities holdings or otherwise will be set forth in the registration statement and proxy statement/prospectus and other documents to the filed with the SEC in connection with the proposed transaction.

With that out of the way, I would now like to turn the call over to Arunas.

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

Thank you, Tom. Good morning, everyone. Thank you for joining us today to hear about PAETEC’s exciting acquisition of McLeodUSA. We believe this is a great day not just for PAETEC and McLeodUSA investors, employees and customers, but really for the telecom industry as a whole. The competitive telecom sector is stronger than ever and the combined company is very well-positioned to be a leader in this space.

Upon closing of this transaction, PAETEC will have a nationwide presence that will help us better serve our growing enterprise customer base, many of which have coast-to-coast communications needs. On a pro forma annualized basis, our $1.6 billion in revenue, adjusted EBITDA of $290 million, including synergies, and free cash flow of $156 million, which we define as adjusted EBITDA less CapEx, puts us squarely at the top of the competitive communications space. With our solid balance sheet, extensive network and expanded service offerings, this should leave all interested parties feeling very enthusiastic about our combined strengths and prospects.

Now, while we’ll walk you through the details of the transaction very shortly, McLeodUSA shareholders will receive 1.3 PAETEC shares for every share of McLeodUSA that they own and upon closing, the combined company will be 75% owned by PAETEC shareholders and 25% owned by McLeodUSA shareholders on a fully diluted basis.

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FINAL TRANSCRIPT

Sep. 17. 2007 / 11:00AM ET, PAET - PAETEC-McLeodUSA Conference Call

Of course, I would like to take this opportunity to welcome McLeodUSA’s investors, customers, partners, employees to our company and that I, along with the entire PAETEC team, look forward to working with you in the coming years. On that note, I would like to turn the call over to Royce. Royce?

Royce Holland - McLeodUSA - CEO

Thank you, Arunas, and hello everyone. I want to echo what Arunas has said and add that consolidation is a healthy thing for the integrated services provider industry. This deal is one of the industry’s signature merges for several reasons. First and foremost, it creates an enterprise with significant scale and scope, so much so that the combined PAETEC and McLeodUSA will be the premiere alternative to the incumbent LECs in over 80 of the largest markets throughout the United States. Also, we’ll be one of the largest nationwide competitive communications service providers in terms of revenue as well as the number of states served with facilities and overall market reach. We will be in 47 of the top 50 MSAs and 82 of the top 100 MSAs by the end of 2008.

It is also important to note that the combined company is focused on meeting the needs of the underserved market for small, medium, and large businesses. In going after these high-growth and high margin opportunities, we will be taking advantage of each company’s complementary skills, cultures, and product sets.

Overall, this is a great fit. I think the creation of a nationwide integrated carrier is what the authors of the Telecommunications Act had in mind back in 1996 when the Act was passed. The purpose is to create effective, sustainable competition that drives the market forward. That is exactly what this combined company will be capable of doing.

I would now like to turn the call over to Arunas and Keith, who will walk you through the presentation. Thank you.

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

Thanks, Royce. Why don’t we go to Slide 5 of the presentation? You’ll see, under the terms of the agreement, PAETEC and McLeodUSA will be combining in a 100% tax-free stock-for-stock merger. Again, McLeodUSA shareholders will receive 1.3 shares of PAETEC for each share that they own. PAETEC will continue to trade under the symbol PAET and the combined entity will be owned 75% by PAETEC shareholders and 25% by McLeodUSA shareholders on a fully diluted basis. Upon the close of the transaction, PAETEC will continue to be headquartered in Fairport, New York and will maintain significant operations in Charlotte, North Carolina and Cedar Rapids, Iowa, as well as many other significant regional operations centers.

In terms of the Board of Directors, McLeodUSA will add one voting seat. Of course, cost-saving synergies are a significant element of the strategic rationale for the acquisition and we are expecting to generate $30 million in run-rate synergies as a result of this deal.

Finally, as for timing, we anticipate that the transaction will close in the first quarter 2008. It is subject to approval by PAETEC and McLeodUSA shareholders as well as other closing conditions and regulatory approvals which are detailed in our press release.

Let’s go to Slide 5 right now. You can see that PAETEC and McLeodUSA have very complementary geographic footprints. The combined company will now have a presence in 47 of the top 50 MSAs and 82 of the top 100. From a purely geographic perspective, we would be very hard-pressed to find a better fit for PAETEC when you look at the McLeod network.

With this national coverage, there is a tremendous cross-selling opportunity for both companies to share and better service our customers. Customers in need of a truly national reach will now be able to use PAETEC coast-to-coast and we’re very excited about the potential opportunities that are now available to us.

On the right-hand side of the slide itself, we highlight some key operating data for the combined company. You can see there’s over 3.3 million access line equivalents, 13,000 fiber route miles intercity, over 4,000 metro fiber route miles, 77 voice switches, 39 soft switches, 53 backbone routers in the IP network as well as 650 co-locations and Bell Central offices.

If we go to Slide 7, we’re going to go through a little bit of the strategic rationale for the deal. It will reinforce our position as one of the leading competitive communications providers in the U.S. In addition to penetrating deeper into our existing medium and large-size enterprise customers, our customer base will now include small businesses as well.

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Sep. 17. 2007 / 11:00AM ET, PAET - PAETEC-McLeodUSA Conference Call

In terms of assets, the combined asset base consists of an extensive long-haul and metro fiber footprint we just described, valuable switches, and network infrastructure. In total, McLeodUSA invested over $2.5 billion building out its network. With today’s acquisition, PAETEC was able to acquire these attractive assets for cents on the dollar. As we indicated earlier, or footprints are complementary and the acquisition significantly expands our presence into the Midwest and the Western United States.

But in terms of financial stability, the total leverage of PAETEC, which is our debt to adjusted EBITDA, will actually decrease from 3.9 times to 2.9 times, post closing, positioning us very well for the future of the Company.

On a pro forma basis, our company will have over $1.6 billion in revenue. We also expect adjusted EBITDA of $290 million, inclusive of the $30 million in run-rate synergies we just described, and free cash flow of $156 million. We are also looking to gain significant synergies with $20 million expected in year one and $30 million run rate beginning in year two.

Let’s move on to Slide 8. Upon closing of the combined — upon closing — let’s look at the combined companies will serve over almost 3.4 million access line equivalents and again, presence in 47 of those top 50. I know we talk about this a lot but it’s so important for our enterprise customers to be able to get service from us across the country that we think that is a huge differentiator in, again, 82 of the top 100 markets. Finally on this slide, we also expect to gain significant value by being able to use a portion of McLeodUSA’s existing NOLs.

Keith, I think it’s time for me to turn the presentation over for you to continue on.

Keith Wilson - PAETEC Holding Corp. - CFO

Thanks, Arunas. If everybody wants to turn to Page 9, we’ll walk you through briefly the transaction details.

This transaction values each McLeod share at $15.50 per share. It’s a 100% stock deal in which the PAETEC shareholders will own 122 million shares on a treasury method diluted basis, McLeod shareholders receiving 41 million shares on the same methodology. That will result in a 75% ownership position for PAETEC shareholders and a 25% ownership position for McLeod shareholders.

If you look on the right-hand side of the page, on a pro forma evaluation, again, our pro forma fully diluted share count, using the treasury method of the 162 million shares, PAETEC share price of $12.13 at the close of business on Friday would provide an equity value of just over $1.9 billion on a net debt basis. There will be about $773 million in debt resulting in an enterprise value of just over $2.7 billion in value. If you look at the last 12 months ending 6/30/07, EBITDA with synergies, that would generate approximately $263 million in EBITDA.

If you go to Page 10, the next three slides, we’ll walk you through comparables to other public providers out there. The pro forma PAETEC/McLeod, based on a last quarter annualized number, will have significant revenue of $1.6 billion, really the largest competitive provider focused on enterprise users. We’re very pleased with that scale because of the financial stability that it will provide for the Company.

On Page 11, using the same methodology, including the anticipated synergies of $30 million, LQA as of 6/30 will be generating $290 million in adjusted EBITDA, again another helping number and positions us well relative to other folks in the sector.

The final slide, in terms of financial comparables, on Page 12 we think not only has been historically a hallmark of PAETEC but will continue to be a hallmark of the combined entity. Based on a last quarter annualized as of 6/30 inclusive of the $30 million in synergies, we would be generating $156 million in free cash flow as defined as adjusted EBITDA less CapEx. As Arunas had indicated, this will be functionally a delevering event for us and whether it’s on a levered or unlevered cash flow basis, the combined PAETEC/McLeod will be a significant cash generator which will provide us with tremendous flexibility moving the business forward.

To go quickly through the business strategy, Arunas talked about the strategic rationale. The business strategy has always been to focus on organic growth. It’s one of the things that we think PAETEC has done very well historically. This acquisition will, by expanding our geographic footprint, allow us to continue that organic growth as well as cross-selling a broader range of products and services.

If you look at the expanded proven customer focus strategy, we have a tremendous commitment to customer support, both at PAETEC as well as from McLeod. It will allow us to serve smaller enterprise locations, based on some of the experiences that McLeod has. As we look at providing services to multilocational customers with significant telecom spend, it will allow us to provide a holistic solution to those customers. We will continue to differentiate our service model through superior customer retention. This will significantly better position us to serve the large enterprise branch office network.

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FINAL TRANSCRIPT

Sep. 17. 2007 / 11:00AM ET, PAET - PAETEC-McLeodUSA Conference Call

We will focus on continuing to generate strong financial results by focusing on our end customer revenue growth and continuing to drive an efficient network in back-office operation. Really being able to leverage both the facilities-based network that McLeod brings to the table as well as our broad switching infrastructure of over 116 switches combined will allow us to increase our operating efficiency and overall network costs.

Arunas touched on the improved financial strength through delevering in what is a difficult debt market today, as many of us know. We think that this is a very impactful transaction to allow us to functionally delever and provide us very good financial flexibility.

The platform really provides us an opportunity to seek out further acquisitions once we’ve prudently integrated this transaction. It allows us to be much more flexible in terms of looking for future opportunities.

If you go to Page 14, the synergy — we will break down the synergy details. PAETEC’s management team and operating teams, in concert with the McLeod teams, have developed a detailed bottom-up of the estimated $30 million expected annual run rate cost synergies. The cost synergies will be driven by similar things that were able to successfully generate synergies through the US LEC transaction, network and switching, some nominal corporate overhead, sales and marketing and other SG&A. We anticipate about two-thirds of our synergies will be driven by network and switching, consolidation and improvement, with the remainder coming from the other components of SG&A.

I think, as we look at the success that PAETEC has had in the US LEC transaction, we believe that we have approached this in a very prudent way and very thoughtful in terms of our bottom-up analysis here. $20 million in synergies are expected to be achieved in year one, $30 million in year two.

In terms of a sanity check, the run rate synergies are readily achievable as they account for 2% of the combined revenue, 2% of the combined cash costs and 11% of the combined adjusted EBITDA, including synergies. There are no revenue synergies projected in this model.

If you go to Page 15, looking at the sources and uses of the transaction, stock to McLeod shareholders will be about $492 million in value. PAETEC has significant cash on hand as well as the McLeod cash on hand, which will be able to support the redemption of the McLeodUSA debt, including the make-whole premium and other transaction fees.

On the right, we have assumed a conservative pro forma capitalization — $25 million in cash with a gross debt of just under $800 million and a net debt of $773 million, which would result in very comfortable secured bank debt, post-acquisition leverage of 1.9, gross leverage of 3.0 and a net debt of just under 3 times.

The last slide I would like to talk about before I hand it back to Arunas is really focusing on the side-by-side analysis, looking at pro forma. This is merely just the last 12 months as of June 30, 2007. On a combined basis on the far right-hand column, we will have just shy of $1.6 billion in revenues. We will be just a tad under 50% in terms of gross margin. Adjusted EBITDA pre-synergies will be $233 million. Including synergies, we’ll have adjusted EBITDA of $263 million and a combined CapEx of $146 million. Free cash flow, including synergies, will be a very robust $117 million. We just covered the leverage ratios, which will be 3 and 2.9 respectively on a gross and net basis.

With that, I will hand it back over to Arunas.

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

Thanks a lot, Keith.

Just to summarize the transaction highlights, we feel very strongly we’re creating a nationwide premiere competitive local communications provider in virtually all of the markets that we want to be in, in the long term. We’re going to create a company with substantial scale approaching FORTUNE 1000 status with strong cash flows and free cash flow. There are going to be significant cost savings, as we mentioned earlier. We’re going to be able to delever the Company significantly with this transaction. It really continues to build the asset base, both on the switching side, the data networking side, as well as the metro and long-haul fiber assets. We are extremely excited about this transaction.

With that, I would like to ask the operator to turn it over for questions.

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FINAL TRANSCRIPT

Sep. 17. 2007 / 11:00AM ET, PAET - PAETEC-McLeodUSA Conference Call

QUESTION AND ANSWER

Operator

(Operator Instructions). Frank Louthan, Raymond James.

Frank Louthan - Raymond James & Assoc. - Analyst

Looking forward, what’s — looking at the revenue growth and your potential for margin growth with combining with McLeod, what are you assuming for McLeod’s revenue growth? A lot of it was really a sales productivity improvement story, so when you are looking for, where do you think that can grow? What do you think it can do to your margins, adding their network on top of that where you don’t have network? Will that improve your margins at bit? Then, walk us through maybe your plan to get their sales force up and running a little faster. Maybe they were on their own. Give us an idea of what sort of steps you are going to take and how that might be a little different from what you did with US LEC.

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

Keith, do you want to take the first two?

Keith Wilson - PAETEC Holding Corp. - CFO

Yes. In terms of revenue growth, Frank, we haven’t given out, as part of this presentation, specific guidance with McLeod, but I think a reasonable estimation, if you look at where McLeod was going independently and where PAETEC was going independently, that you should be thinking about kind of a mid to upper single digits growth rate on a combined basis for the first year or so. I’ll have EJ talk a little bit about how we expect to work in the sales force and how to drive that opportunity.

I think I might have missed — what was number two again, Frank?

Frank Louthan - Raymond James & Assoc. - Analyst

I just wanted to see how their network might impact your margins and then again go over a little bit what plan might be for their sales force relative to where you were with US LEC.

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

Yes, we do anticipate, from a margin standpoint, that we will be able to get some pick-up. But if you do look at McLeod on a stand-alone basis, their margins are running a little bit south of where PAETEC’s is today. That’s largely because you’ve got a very significant network that is somewhat underutilized today. So, we do believe that there is going to be some leverage there, not only on taking advantage of the network that is in place today but being able to leverage that in places where it is not today. We will expand on that more on later calls but we do think there are opportunities to take the capacity we have in what are some very strong markets and be able to potentially leverage that into capacity in some of the classic PAETEC US LEC markets. So we do see opportunity there as well as what we — what you had seen in the US LEC transaction where we were able to effectively take non-regulated contracts and with increased purchasing power and just differing approaches in terms of how we purchase, that we would be able to get some leverage on the margin as well.

I think I will ask EJ to just address the sales force question.

Unidentified Company Representative

EJ, can I take that first and then you can add onto it?

EJ Butler - PAETEC Holding Corp. - COO

Sure.

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Sep. 17. 2007 / 11:00AM ET, PAET - PAETEC-McLeodUSA Conference Call

Unidentified Company Representative

Well, I think one of the differences between US LEC and the PAETEC merger and the sales strategy is that we won’t have to go through the channelization process. McLeod has already been set up with its sales force more similar to what PAETEC does. Royce has put together a pretty strong team of industry veterans on the carrier services side and they have been very successful there. I think that, added with our group, is going to allow the carrier business to grow very nicely.

On the agent side, if any of you go to the Secaucus, New Jersey — the twice a year channel partner show, you will see that McLeod is making a huge splash out there and is growing that agent organization. Together with our strong agent organization, I think we’re going to be very tough in the marketplace. So, I think that’s going to proceed very quickly. That’s where we can both see a lot of synergies with agents, master agents, subagents selling into each others’ territories in these new geographies very quickly.

One of the other reasons — and EJ, maybe I would ask you to spend a little bit more time on this — is one of the two co-chairs of the integration process for us is going to be Mario DeRiggi, who heads up our direct sales organization nationwide. There is a reason he is sort of head on the integration side, to really help take the best practices of both companies on directly. EJ, maybe you could spend a little time on that.

EJ Butler - PAETEC Holding Corp. - COO

Yes. I mean, Frank, one of the things that I think that the people that I’ve talked to this morning are very excited about on the PAETEC side is that we are getting access to markets previously that we were pretty much selling through alternate service providers — Dallas, Houston, Detroit, Seattle, Denver, Phoenix. Conversely, for the McLeodUSA sales force, they are going to be able to leverage having the ability to have market presence in New York, Boston, L.A., Miami. I think where sometimes we get shut out on accounts is because we can’t address the entire geographic scope of the customer’s locations.

So I think, first of all, the footprint in and of itself lends itself to the fact that both sales forces should be more successful. Secondly, at, PAETEC we’ve got a pretty broad array of services that we can offer to any particular customer, including our Cisco and Avaya dealerships where we are providing a real turnkey hardware solution for installation and maintenance. We also provide a telecommunications management software program. We have a data hosting suite of services, all things that I think will be helpful in helping the McLeodUSA force move a little bit upmarket to where our traditional sweet spot customer is.

As Arunas mentioned, Mario DeRiggi is going to serve as the sales integration chair for PAETEC on this transaction. I think, if you look back on PAETEC — US LEC, one of the things that we learned through that is, if you engage kind of the mindshare of the people at the VP ranks a little bit sooner and let them learn a little bit more about our products and services, then you’re going to hit the ground running that much faster. I think that’s one of the things that we’ll do early on in the integration process to make sure that both sales forces are assimilated and to what the benefits of the geographic scope are, where we are network rich, what we can do as far as going out to our existing customer bases and upsell them based upon the increased geography as well as the expanded product suite.

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

Frank, this is Arunas. One of the sort of hidden gems about a transaction like this is, when you think about our sweet spot enterprise customers, medium/large business clients, and PAETEC would probably fall into that kind of category, we would be a target account for our business. We have some major corporate headquarter locations with 300 to 600 employees. We have several regional centers across the country with 100 to 200 people. We probably will have close to 75 smaller sales offices that have 10, 15, 25 employees.

What McLeod — their capabilities on servicing that small to medium customer base very well is really going to help us retain and go after those enterprise customers who will continue to have sort of small branch locations. That is a capability we really want to improve over the next couple of years. That, we believe, will give us an advantage against the larger carriers that tend to ignore the needs of the smaller branch offices which, in turn, tend to be the biggest pain points for our enterprise customers, the CIOs, the decision-makers. They really want to find a way to service those smaller locations better. We think the combination of McLeod and PAETEC will allow that to happen.

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FINAL TRANSCRIPT

Sep. 17. 2007 / 11:00AM ET, PAET - PAETEC-McLeodUSA Conference Call

Frank Louthan - Raymond James & Assoc. - Analyst

Great. That’s very helpful. One last detail — can you give us any details on lockups on the McLeod shareholders or on you guys and what timeframes might be?

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

Sure. Keith, do you want to take that one?

Keith Wilson - PAETEC Holding Corp. - CFO

Yes. The major shareholders from McLeod will have a 90-day lockup post the closing of the transaction.

Operator

Vance Edelson, Morgan Stanley.

Vance Edelson - Morgan Stanley - Analyst

Thanks a lot. Just one more question on the top line and the potential for synergies there — it seems like the PAETEC salespeople were really settling down after the US LEC acquisition and getting good traction with the full suite of voice and data services. Can you go into a little bit more detail on what services PAETEC currently has that McLeod didn’t and give us a feel for what kind of up-selling or cross-selling opportunities you’re going to have there? Thanks.

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

EJ, do you want to try that one first and I will go after?

EJ Butler - PAETEC Holding Corp. - COO

Sure. As we mentioned previously, we both sell an integrated voice and data T1 product, an MPLS data product, which are really the two core products in the traditional voice and data world. What PAETEC will bring to the McLeod product portfolio is the ability to leverage hardware, PBX equipment, both on the IP and traditional TDM PBX side. We provide an enterprise telecom software solution for telecommunications management software. We are also, on the PAETEC side, we have, through the US LEC acquisition, acquired a data hosting business. So, that is a product that we will be able to leverage across the McLeod footprint. As Arunas had mentioned, McLeod has specific products for that sub-T1 customer that we’ll be able to leverage for our customers that have satellite offices that are sub-T1 right now.

On the PAETEC side, we’ve been — since the beginning and now being used in the legacy US LEC markets — we have a profitability assistant that is utilized for every application that we do that is T1 and above, which allows the field to go out and collaboratively work with the customer to ensure that we get the type of profitability threshold EBITDA, IRR returns that we’re looking to get on each individual application. It allows them to cross-mix all of our product lines to ensure that we are selling the full bundle to customers. That is something that I think our management team is very excited about being able to bring to the McLeod markets.

Vance Edelson - Morgan Stanley - Analyst

Okay, that’s very helpful. Could you perhaps give us a feel for the change in the typical customer profile on average with McLeod now part of the mix? Does it become smaller types of enterprise customers that you are serving? How does the mix change now?

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Sep. 17. 2007 / 11:00AM ET, PAET - PAETEC-McLeodUSA Conference Call

Keith Wilson - PAETEC Holding Corp. - CFO

Vance, this is Keith. If you look at where we’ll (inaudible) end up at the close of the transaction, you’ll be kind of in the 13% to 15% range of total revenues. We will be in that smaller customer zip code, which is some resi and there’s some business [pots]. When you look at kind of the goal going forward, the mix that we will focus on selling will be very similar to what you have seen at PAETEC historically. So (technical difficulty) statistical averages will bring the average down a little bit because McLeod has done a great job of serving kind of that T1 customer down a little bit at the lower end. You think about where we see some real opportunity is, as Arunas said, going after the larger enterprise customers throughout the McLeod footprint. That hasn’t been a focus in the past. So, when you look at opportunities in markets like Seattle and Portland and Phoenix and Denver, which we feel are relatively underserved on that kind of focused area, that is where our focus will be as a combined company. We will continue to leverage that smaller T1-only customer that McLeod has done a good great job on over the last couple of years.

Vance Edelson - Morgan Stanley - Analyst

Okay, that’s great. Also for you, Keith, could you just discuss any NOL balances acquired and your ability to use them over time? Thanks.

Keith Wilson - PAETEC Holding Corp. - CFO

Well, you know this is always a little bit dicey, Vance, but it’s early days. There are about $3 billion in NOLs available at McLeod. If you do just basic 382 limitation analysis, I think you’ll arrive that there is a potential for PAETEC to access some healthy NOL balances.

The challenge there is just kind of going through all of the tax professional and the legal professional support to validate both the amount and our ability to actually use those, which would be determined by the amount of net income generated by the Company over the future. So, I will tell you that that was absolutely part of our analysis when we looked at value here. We do think that there is some.

Vance Edelson - Morgan Stanley - Analyst

Very helpful. Thanks, guys.

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

Vance, it’s Arunas. I just want to add maybe a couple of things to your original question. You asked for the benefits that PAETEC could bring to the McLeod customer and product mix. We don’t want to forget about the facilities-based component of what McLeod brings to PAETEC. Assuming we just have the metro and the intra-city fiber network to work with in their current footprint, that’s going to provide our wholesale and carrier group opportunities to really support customers that we can’t do today. We’re looking at potentially leveraging that fiber network and potential swaps with other regional players in the PAETEC existing footprint. So we want to make sure that we look at the benefits, both sides.

The other point I just wanted to mention to you, Vance, is when you look at all the work that’s going forward now with new technologies and the IP switching in the SoftSwitch arena, it’s important to note that the networks are compatible. We both focus on the Alcatel-Lucent, Plexus, IP platform for our commercial customers. That’s going to make integration a lot easier across the country with all of those new cut-overs going on, especially in the early days of this technology.

Vance Edelson - Morgan Stanley - Analyst

Okay, those are great points. Thanks again.

Operator

Tim Horan, CIBC World Markets.

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FINAL TRANSCRIPT

Sep. 17. 2007 / 11:00AM ET, PAET - PAETEC-McLeodUSA Conference Call

Tim Horan - CIBC World Markets - Analyst

Congratulations, everyone. Great transaction. Two main questions — one, Arunas, can you talk maybe about how much McLeod has actually invested in their network and maybe what does it look like the long-haul network, how many strands of fiber and the same thing on the local side. Then secondly, we’ve had some of your peers have problems with some of the major integrations they’ve done lately, kind of some stumbling blocks. Could you give us a little bit more confidence on why you think you can integrate this company and restructuring it themselves actually in the middle of that process? Maybe do you have enough scale on your building systems and operating systems to kind of port everyone onto the PAETEC platform? Thanks.

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

Okay, Tim, if you don’t mind, maybe we could start with the first question from both Royce and Joe and then move onto myself, Keith, and EJ on integration. There’s many different transactions and mergers that went through to put that network together besides organic growth. So, maybe Royce, you’re kind of best set to talk about that right now.

Royce Holland - McLeodUSA - CEO

Yes. Tim, I know we’ve published numbers before saying that our network had cost over $2.5 billion actually to deploy it. That was a combination of acquisitions as well as building network back in the late ‘90s, early 2000. Spending all of that money on the network was one of the things that got McLeod into the debt problems that it had where it had to go through restructuring. Now, that has essentially been written off. We have a tremendous network covering a very broad footprint with lot of excess capacity. When you look at our switch ports and our long-haul bandwidth, we’re at about 50% capacity. So, that has allowed us to go out and add a lot of customers at both very high margins and also tremendous capital efficiency as a result of that.

We’ve got about 650 co-locations throughout our footprint and about 25% to 30% of those are physically on the McLeod fiber. Those would be the colos that are in the denser areas that may have been taken off the list, provided they have some CC. In the outlying areas, we have a combination of leased capacity and our own fiber.

With our Internet backbone it is a very fiber-rich backbone. It is primarily in the Midwest and in Texas. McLeod built a lot of routes and made acquisitions in the Midwest and then bought the Cap Rock organization in Texas. We actually do a business, a cash business of about $10 million to $12 million a year just doing our (inaudible) use on some of our excess fiber strands. Many of our cables, our long-haul cables, would have like 48 fibers and we would have plenty of surplus in that.

So, one thing Arunas pointed out that I think is a clear opportunity is for us to, instead of maybe doing cash sales, start to do some swaps to where we can swap some of the excess fiber we’ve got on many of our routes, which we have some very unique ones in the Midwest, for fiber that we could use on the East Coast or California.

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

Joe, anything from your side?

Joe Ceryanec - McLeodUSA - CFO

Yes, I just — Tim, it’s Joe. That 2.5 number would be the original cost of the assets that we do have in-service. Obviously, the Company grew through acquisitions and did some asset dispositions but, the 2.5 is what is sitting in our network today.

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

Keith, do you want to take the first piece on the integration on the financial side, the legal side?

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Sep. 17. 2007 / 11:00AM ET, PAET - PAETEC-McLeodUSA Conference Call

Keith Wilson - PAETEC Holding Corp. - CFO

Yes. Tim, we were very thoughtful in terms of how we approached the integration process here and I think we’re very sensitive to exactly the point you brought up. Again, not to necessarily speak to anybody else’s challenges but Royce made a point here that probably one of the most significant challenges to McLeod’s performance over the last five or six years was really a balance sheet challenge and, directionally, where management had kind of turned the employees.

What really got us excited, when we looked at this opportunity, is that Royce and his team recently have taken, over the last couple of years, a much different perspective and have done a lot of hard work here to redirect the efforts of where the Company has been going. So it’s not as if we’re trying to turn this whole thing on a dime.

The reality is they are well along the way of heading towards PAETEC-like services and customers. We think that bringing in some of the PAETEC sales technology and bringing a more robust free cash flow to bear that we’re going to be able to make investments that the Company might not have otherwise been able to do.

So, I think we’re very cautious about the challenges of integration. I think we will be very disciplined, much like we have been with US LEC. I think, if you look at the percentages of where these synergies fall, they are very modest. The Street has often pressed us a little bit to be more aggressive on synergies. We believe that being disciplined and thoughtful in terms of that process and the synergies that we’re seeking has been a big reason for why we’ve been able to successfully integrate without overstressing the organization. So, I think we are with you in terms of being sensitive to bringing those integrations together. I think it’s that expectation of being reasonable here that will allow us to be successful in terms of bringing everything together without overstressing both organizations.

Operator

Colby Synesael, Merriman.

Colby Synesael - Merriman Curhan Ford - Analyst

Congratulations on the deal. Just a few questions — number one, I just want to confirm part of I think Vance’s question — the 13% to 15% of revenues, the resi and biz POTS lines. Is that a revenue segment which you guys are going to continue to support or do you think that that’s going to churn off over the course of maybe the next year or two?

My next question has to do with CapEx, CapEx synergies. Now that you guys do own your own fiber network, will that help you potentially reduce your own CapEx spend. I have one more question after that.

Keith Wilson - PAETEC Holding Corp. - CFO

This is Keith. I will take the second piece first. I think, as we look at having such a broad network, that there is an opportunity to improve our network cost by leveraging this network. I don’t know that you will necessarily see lower CapEx because of it. We do believe that there will be opportunities in terms of improving network cost. We will — as we kind of think about guidance for all of you, we will walk you through how we are thinking about the CapEx investment as it associates to the combined company. But I think we’re going to be pretty thoughtful there. As we look at doing Type 1 installations we’re going to be as rigorous as we have been in the past to return on invested capital through, as EJ mentioned, using and leveraging the Profit Assistant and other kind of sales technologies that we’ve done in the past.

As it relates to the small-business piece of it, we’re going to be very thoughtful in terms of how we manage that business. I think the short answer is yes; it will continue to be supported. That will not be a core focus of growth for the sales force. But you know, we have got a very good reputation for customer service, customer loyalty, making sure that we support our relationships and we will be thoughtful in terms of how we manage that. But that will not be a place that we will put robust resources to grow. What we’ll do, as Arunas had talked about before, is that we’ll use the technologies that McLeod has in place to be able to support branch offices for our broader customer base and for our larger-end customers.

Royce Holland - McLeodUSA - CEO

Just to add to what Keith said, this is Royce. Over the last two years, McLeod has been in the maintenance mode with the POTS business. It had traditionally been, in the early years, very heavily focused on POTS. Over the last couple of years, we have been focused almost exclusively on T1

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Sep. 17. 2007 / 11:00AM ET, PAET - PAETEC-McLeodUSA Conference Call

customers with a special emphasis on what we call dynamic integrated access, which is a product basically that SeeBeyond sells. We focus more on multilocation customers due to our much broader footprint than SeeBeyond, whereas their specialty probably is more the single location customer.

What we have done with the POTS business is we — about the only POTS services that we sell are either to existing customers or they are some of our T1 customers that have off -net sites to where we can give them an integrated solution at smaller sites with POTS. We also have some multilocation retailers where maybe they have several hundred stores. Some of them have a combination of POTS lines and T1 lines. But we have actually increased prices and pots of business and improved our margins there.

Our POTS business, although it is declining and will continue to decline over time, does generate positive cash flow and they are good customers. A lot of the ones that are still with us have been with McLeod for years and years. So, whereas we have not seen that in the last two years as a growth business and we haven’t devoted resources to growing it, we continue to take care of it and maintain it. But all of our focus in the last two years has been really on higher value T1 business to where we are typically looking at margins in the 70% range when we leverage our network for new T1 customers.

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

Thanks, Royce. I think one thing we just want to reinforce with people — I know we’re kind of getting at it from different ways. Why are we so comfortable with the combination and being able to handle the integration? I think one of the major reasons is, when you go through these kinds of transactions, we’re not looking to reduce the workforce by 20% or 30% to make these deals work. When you look at what happened with US LEC, we had 2400 combined employees. By not backfilling every single position during the normal churn of employees leaving the business, either forced or on their own, as well as people just deciding during the merger process that they did not want to stay for whatever reason, even if they had opportunities to stay, we were able to reduce the actual number of layoffs, forced layoffs at closing, to a little over 2% of the workforce. When you’ve got the field focus especially that we had in US LEC, excited, enthusiastic, supporting the customers day-to-day, the face of the customer is showing confidence and calmness out there. It really made it much easier to have a strong integration process.

I think you’re going to see that same thing with McLeod. Many of the synergies are network and other type of administrative expense benefits. We’re not looking to reduce the workforce significantly. We need more people. We have open positions at PAETEC today to increase the size of the Company as we’re growing into a much larger organization. By going through the same process that we did with US LEC, we don’t feel that we’re going to be backfilling every single position between now and closing. We also know that there’s going to be some people on both sides that may not want to work for whatever reason in the combined company. But we only have that one significant overlap in the Chicago market. Every other market is new. So, all of the sales organizations in both companies are feeling very confident and very self-assured about this process. In Chicago, we need all the people we can get. It’s an incredible opportunity for us in that metropolitan area.

So, again, all of the factors that helped make the US LEC integration successful are in play here with McLeod as well. Again, that’s why you picked the right companies to merge with. There’s a lot of people that you could throw on a whiteboard and there’s very few that actually are good fits for the puzzle and the growth of the Company.

EJ, I was just hoping. I know we’re kind of answering some other questions here that we know we’re dancing around. Is there something that sort of pops out in your mind that really helped us during the integration?

EJ Butler - PAETEC Holding Corp. - COO

Well, I think one of the nice things is we have crossed a lot of the major integration milestones. But it is still fresh enough in our minds that we can go back and take what we did right and also, if we had to do it again, what are some of the things that we would do to make sure that it was even better than it’s been so far. But, no, Arunas, I think you hit it right on the head. I don’t think this is going to be a distraction to the field forces of both organizations. I do think that it’s going to be very exciting for them to think about what you can do in terms of leveraging a national footprint, especially on the PAETEC side, and a broader product portfolio, especially on the McLeod side.

Operationally, I think, if you look at the combined management teams, I mean we have a wealth, just hundreds of years of industry experience. We’ve had the opportunity, through due diligence, to go out and visit a lot of their switch sites. We’ve had a lot of collaborative conversation. So, we’ve got a great stack of action items that we can kind of hit the ground running with and the integration really starts this week.

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FINAL TRANSCRIPT

Sep. 17. 2007 / 11:00AM ET, PAET - PAETEC-McLeodUSA Conference Call

So, I think you hit on the most of it. This isn’t anything that I think anyone on either management team has a lot of heartburn about right now that we can’t do as good if not a better job than what we’ve been able to do so far with US LEC.

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

EJ brings up a good point. Our issue is not going to be enthusiasm, excitement. Our problem is going to be the frustration because we have to run as two separate companies. We can’t fully integrate. We can only plan for these integration activities. We can’t actually execute on them. That’s going to make our sales force just chomping at the bit, raring to go. So we’re going to have to throw them all back a bit. But that’s a good thing.

Colby Synesael - Merriman Curhan Ford - Analyst

Great, that’s very, very helpful. I just had one quick follow-up question. For the deal to be accretive on a 2008 number, it looks like you guys have got to get about $70 million in EBITDA from McLeod. If you were to annualize the six-month number in the S-1, you get to about $50 million, plus about $20 million in synergies would actually get you there. So, one, do you guys expect this deal to be accretive to 2008? Two, do you think that $70 million is a good jumping off point in terms of trying to take a first glance at the model?

Keith Wilson - PAETEC Holding Corp. - CFO

Colby, this is Keith. Yes, our expectation is that, on an EBITDA basis, inclusive of synergies, this will be accretive during 2008. I think that those are reasonable and what I would maybe define as conservative numbers for 2008 on the EBITDA for McLeod.

Operator

Donna Jaegers, Janco Partners.

Greg Kolb - Janco Partners - Analyst

This is actually Greg Kolb. I’d been in for Donna; she’s out right now. But actually three quick questions — I was wondering if maybe you could shed some more light onto where McLeod’s metro fiber assets are or at least kind of where you see the more robust assets.

Second, McLeod and Qwest still need to come to terms about network leasing in Omaha I believe. I’m just kind of curious what PAETEC and you guys can do that McLeod hasn’t already looked at.

Third, you guys have talked about McLeod’s systems for small-business customers and that being an asset for the acquisition going forward. I was wondering if you could maybe just shed a little more light on what McLeod’s small-business customers systems bring that you guys don’t already have or would just be helpful for everything. Thanks.

Royce Holland - McLeodUSA - CEO

Yes Greg, this is Royce again. A lot of our fiber is in the Midwest. I assume you are talking about our metropolitan fiber, like Chicago, Minneapolis, St. Paul, a lot of Michigan where we serve kind of greater southeast Michigan all the way from Lansing over to Detroit of Ann Arbor and all. Most of those networks are fairly fiber-rich. Most of the buildings that we have on that fiber are either co-locations, you know, an ILEC, central offices, carrier hotels, some other office buildings.

One thing we haven’t done is put a lot of that fiber into major office buildings because the large corporate enterprise business has not been our business. Our business has been the SME business and we’ve stuck more to a T1 type capacity. That doesn’t mean that fiber — we’ve couldn’t light a lot of buildings throughout the Midwest with fiber for our enterprise-type customers. I think that’s one of the upside, potential upside advantages of getting together with PAETEC, which does work in the large enterprise spaces. Our fiber can be very useful for that because it is quite easy, when you are running down the street, to get into a manhole and get it into buildings.

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Sep. 17. 2007 / 11:00AM ET, PAET - PAETEC-McLeodUSA Conference Call

So, where we don’t have our own fiber is, for instance, in Texas. We use [Altheus], the old El Paso networks, though, for a lot of our connectivity as well as leasing from the ILECs. In the Pacific Northwest, we do have selective fiber and we have fiber throughout the front range area of Colorado, really all the way from Fort Collins down to Denver, Colorado Springs, and to Pueblo. So, in many of our markets, we’re quite fiber rich, certainly not all of them. But it is something that certainly gives us an edge in a lot of the markets, especially if we start to go into the enterprise space in some of the big markets like Chicago and others; we have a lot of opportunity there.

I mentioned before about 25 to 30% of our co-los are physically on our own fiber because that is kind of where it’s economical to do it. Others, as we get more traffic, we can extend fiber into that.

On Omaha — Omaha is where the FCC did a forbearance petition. It is one of our very small markets. We don’t have a lot in Omaha. We have not been selling in Omaha for some time. We’ve got plenty of markets with much greater opportunity. We filed a , reconsideration petition with the FCC basically saying the forbearance didn’t work in Omaha and Qwest has not been willing to negotiate with us. So, we are asking for them to reinstate the UNIs in some of the central offices there. If they don’t do that, we’ve said that we probably would pull back out of Omaha, probably stay in Council Bluffs, Iowa, because we could backhaul the traffic to Des Moines. But once again, Omaha is a very small market, one that we really haven’t sold in, in two years. It’s not one — we’ve got too many other opportunities that are way underutilized with some of our large networks everywhere to put salespeople and putting them in Omaha didn’t make a lot of sense.

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

I think, just to add onto Royce’s comments on Qwest, I think you need to separate the traditional regulatory debates that we have with the incumbent LECs at the FCC and the state Public Service Commissions. That will always go on and we’ll always be bickering back and forth about regulations and what makes sense, what doesn’t for the consumers out there and for each other’s business.

But at the same time, in parallel, you’re always working relationships. We try to make sure that, with Verizon, with AT&T, with the incumbent’s as well as with Qwest, that we have good commercial relationships because so much of our purchasing power now and the ability for them to generate strong revenues and cash flows from the carrier business they get from us. So much of that now is not related to last-mile connections. So, we think our combined purchasing power with Qwest in some of these other areas will allow us to just continue to drive a strong commercial relationship while, in parallel, you’re always working on regulatory debates with them.

On the systems side of your question, the one area to really potentially hurt your business is to do a system set of changes too quickly. We have gone through a lot of those changes with the US LEC and PAETEC merger. We see ourselves continuing to finish some of those up over the next four or five months through the end of the year. Only some time in the second half of next year will we be converting to one actual billing platform for the combined US LEC/PAETEC footprint. What to do that slowly, carefully, thoughtfully, least disruptive to customers and the same process is going to hold true with the McLeod integration. Many of their systems have been home-grown over many years, specifically for their type of customer base that they have focused on their business operations, which is great for us. They have very talented people here. We see a one, two, three-year migration evolutionary process. It’s not going to be any kind of a flash cut. We don’t need to disrupt the cash flows and the relationships with the customers for our relatively small synergies on any kind of maintenance or people issues. So I think that’s going to be slow and steady and we will take our time.

Operator

Rai Archibold, Kaufman Brothers.

Rai Archibold - Kaufman Brothers - Analyst

Nice transaction, guys. Just following up on some of the revenue synergy opportunities, I guess, one, as you look at — maybe you can give us a sense — is there going to be any substantial investment required in the McLeod sales force or upgrade in the sales force, if you will, for the PAETEC product portfolio?

Two, do you have a sense, if you will, of low-lying fruit, that is, existing customers that you currently service that have locations within the McLeod footprint that you think you can sort of capture quick revenues over a short period of time? If you could give us a sense what the magnitude of that might be?

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FINAL TRANSCRIPT

Sep. 17. 2007 / 11:00AM ET, PAET - PAETEC-McLeodUSA Conference Call

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

EJ, do you want to take the first one?

EJ Butler - PAETEC Holding Corp. - COO

Yes. On the training side, Rai, I think that’s a really good question. Traditionally, as we’ve talked about on the call, the McLeod sales force is a little bit downmarket of where our PAETEC sales force is right now. When you talk about investment, I think there is going to have to be a training investment. That’s one of the things that we’re kind of already started to kind of noodle out what our training strategy is going to be for 2008 to make sure that everyone’s training menu is cross-pollinated with all of our core product sets.

We do have a lot of people at PAETEC that work specifically on our strategic market side. They are out specifically as both field trainers, field marketing representatives and members of our strategic management team that will go out and assume those roles against — across the broader McLeod footprint.

The nice thing for us is that, during the US LEC integration, is that we’ve also acquired more trainers in the organization which were the US LEC training staff. So, we are much more well-equipped, from a resource perspective, to go out and we feel bring the McLeod team up to speed faster just because of the depth and the size of the training group, as opposed to where we were as little as eight months ago.

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

Keith, do you want to handle the — any of the forecasting on the revenue synergies?

Keith Wilson - PAETEC Holding Corp. - CFO

Yes. Rai, consistent with what we did on US LEC, we’re not forecasting any revenue synergies. You know, the perspective here, and again, trying to be prudent in terms of how we look at this, is, I think it was Colby’s question earlier, we do have some resi and business POTS which have a higher churn rate than what we’ve seen typically. While we do think there are some things we can do to slow that down a little bit from where it is today, we want to be kind of thoughtful in terms of looking at getting overly-aggressive in terms of revenue synergies out of the box.

So, I think what I would ask is that we kind of defer perspective on that until we get closer to the close of the deal. We may choose not to give you any revenue synergies on that, just like we have not with US LEC, because of the timing it takes to train and bring folks up to speed. Suffice it to say, there are a tremendous amount of sort of the 50,000-ish customers that we have today. The tremendous physical geography overlap in the McLeod footprint is absolutely a consideration that we had as we looked at this. But I’m not comfortable right now kind of giving you a number and suggesting kind of penetration rates inside of that number. I think it will open up the universe of opportunity for us. But that is a difficult number to predict at this point in time.

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

Keith, why don’t we take one more question. We are here in Cedar Rapids with employees. Royce and Joe and I need to get on a plane and go to Tulsa to meet folks there and as well as Texas tonight. So can we just take one more question?

Operator

Yes, sir. Jurgan Usman, Wachovia Securities.

Jurgan Usman - Wachovia Securities - Analyst

Thank you very much. Congratulations on the transaction. I guess regarding your — you already said, in the past, that you want to be in the 85 to 90 — top 100 markets here in the U.S. It looks like this acquisition allows you to accelerate the time frame for you guys. So, where are you going from here? That is one. Always looking for the next one, right?

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Sep. 17. 2007 / 11:00AM ET, PAET - PAETEC-McLeodUSA Conference Call

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

Boy, that’s a great question, Jurgan. I think, again, we want to finish the US LEC integration. We want to give some of the folks that have been doing the heavy lifting on those integration activities a little bit of a breather. We are probably going to stretch some other different people in departments and use different muscles on the McLeod integration. I think there’s a lot to do to really take advantage of that entire nationwide footprint to train all of the people to be able to service all of the products and really just take advantage of being the true alternative to the Bell companies going forward. Again, I wouldn’t respect you if you didn’t ask that question. But I think we will wait for a different time to talk about that.

Jurgan Usman - Wachovia Securities - Analyst

Okay. Then, the next one is I guess a competitor of yours bought a similar company I guess just about a year ago. In the process, they actually kind of turned off the small business types of customers. I was just wondering whether you think that we should see a similar trend as well, as you are more focused on the medium (inaudible) businesses to larger smaller enterprises.

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

That’s a fair question, Jurgan. I don’t think you’ll see us doing anything like shutting off customers or turning away businesses that have already been working with us as a customer. So, we may have a little bit of a different focus but the support will always be there for those people.

Jurgan Usman - Wachovia Securities - Analyst

Okay just some statistics questions here — first of all, how many Type 1 buildings does McLeodUSA own?

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

We’re still working through those numbers, Jurgan. So I think we would just want to make sure, just like we did with US LEC, that we translate appropriately the metrics and define it well. We will be coming out with more metrics on a go-forward basis. But right now we are just not comfortable doing that.

Jurgan Usman - Wachovia Securities - Analyst

Okay guys. Congratulations again. Have a good day.

Arunas Chesonis - PAETEC Holding Corp. - Chairman, CEO

Well, thank you, everyone, for your questions, your interest in PAETEC. Again, we are very enthusiastic about this transaction, how it sets us up for the future. Really, we’re going to take advantage of this opportunity that has been presented to us. It’s a wonderful time to be in the business and again, thank you for all your questions or comments. We will keep you up to speed as best we can. Bye-bye.

Operator

Ladies and gentlemen, this concludes your presentation. You may now disconnect and have a great day.

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FINAL TRANSCRIPT

Sep. 17. 2007 / 11:00AM ET, PAET - PAETEC-McLeodUSA Conference Call

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